FORM 11-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

  For the fiscal year ended: December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

  For the transition period from              to

Commission file number              001-16583

A.	Full title of the plans and the address of the plans, if different from that of the Issuer named below:

Selig Chemical Industries Retirement Plan
Acuity Specialty Products 401(k) Plan
Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees
Acuity Brands, Inc. 401(k) Plan for Corporate Employees
Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees
Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement
Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees
Enforcer Products 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plans and the address of the Principal executive office:

Acuity Brands, Inc.

1170 Peachtree Street, NE

Suite 2400

Atlanta, Georgia 30309

REQUIRED INFORMATION

The following documents are filed as part of this report:

1.	Financial Statements

Plan financial statements prepared in accordance with the financial reporting requirements of ERISA including the following:

Report of Independent Auditors

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002

Notes to Financial Statements

2.	Exhibits

The following exhibit is filed with this report:

Consent of Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2003	By:	Acuity Brands, Inc.
Plan Administrator

By:	/s/ James S. Balloun
Name: James S. Balloun
Title: Chairman and Chief Executive Officer

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Selected 401(k) and Retirement Plans

At December 31, 2002 and 2001 and

for the year ended December 31, 2002

Selected 401(k) and Retirement Plans

Audited Financial Statements and Supplemental Schedules

At December 31, 2002 and 2001 and for the year ended December 31, 2002

Contents

Report of Independent Auditors	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedules

Schedule G, Part III—Schedule of Nonexempt Transactions, Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees	15
Schedule G, Part III—Schedule of Nonexempt Transactions, Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	16
Schedule G, Part III—Schedule of Nonexempt Transactions, Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees	17
Schedule G, Part III—Schedule of Nonexempt Transactions, Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	18
Schedule of Assets (Held at End of Year)	19
Exhibit Index	20

Report of Independent Auditors

Plan Administrator

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

We have audited the accompanying statements of net assets available for benefits of Acuity Brands, Inc. 401(k) Plan for Corporate Employees, Acuity Specialty Products 401(k) Plan, Enforcer Products 401(k) Plan, Selig Chemical Industries Retirement Plan, Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees, Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees, Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement, and Holophane Division of Acuity Lighting Group 401(k) Plan For Hourly Employees, (collectively, the “Plans”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2002 and 2001, and the changes in the net assets available for benefits of the Plans for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of nonexempt transactions for the year ended December 31, 2002 and the Schedule of Assets (Held at End of Year) as of December 31, 2002 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 5, 2003

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Net Assets Available for Benefits

December 31, 2002

Plan No.	Plan Name	Employer Contributions Receivable	Participant Contributions Receivable	Plan Interest in Acuity DC Trust (Notes 1, 2 & 3)	Participant Loans	Net Assets Available for Benefits	Plan Interest Percentage in Acuity DC Trust (Notes 1, 2 & 3)
006	Selig Chemical Industries Retirement Plan	$—	$—	$—	$—	$—	0.00%
007	Acuity Specialty Products 401(k) Plan	231,552	28,837	124,436,444	3,924,202	128,621,035	46.12%
033	Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees	149,112	365,394	119,953,662	2,965,504	123,433,672	44.26%
060	Acuity Brands, Inc. 401(k) Plan for Corporate Employees	—	—	—	—	—	0.00%
067	Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	2,429	15,152	1,264,440	33,004	1,315,025	0.47%
068	Enforcer Products 401(k) Plan	—	—	3,493,049	168,051	3,661,100	1.31%
069	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees	664	1,431	7,415,339	832,434	8,249,868	2.96%
070	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	—	—	12,880,561	714,106	13,594,667	4.88%

	Total	$383,757	$410,814	$269,443,495	$8,637,301	$278,875,367	100.00%

See accompanying notes.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Net Assets Available for Benefits

December 31, 2001

Plan No.	Plan Name	Employer Contributions Receivable	Participant Contributions Receivable	Plan Interest in Acuity DC Trust (Notes 1, 2 & 3)	Participant Loans	Net Assets Available for Benefits	Plan Interest Percentage in Acuity DC Trust (Notes 1, 2 & 3)
006	Selig Chemical Industries Retirement Plan	$444	$1,069	$11,315,031	$382,910	$11,699,454	3.88%
007	Acuity Specialty Products 401(k) Plan	177,666	452	126,422,731	3,647,819	130,248,668	43.20%
033	Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees	5,029	17,603	127,044,083	3,012,509	130,079,224	43.14%
060	Acuity Brands, Inc. 401(k) Plan for Corporate Employees	5,526	11,537	2,060,719	23,910	2,101,692	0.70%
067	Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	3,566	14,836	877,142	21,487	917,031	0.30%
068	Enforcer Products 401(k) Plan	5,660	34,786	3,297,288	229,742	3,567,476	1.18%
069	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees	—	—	7,800,022	683,943	8,483,965	2.81%
070	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	—	—	13,758,525	660,449	14,418,974	4.79%

	Total	$197,891	$80,283	$292,575,541	$8,662,769	$301,516,484	100.00%

See accompanying notes.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Statements of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Plan No.	Plan Name	Net Assets Available for Benefits at December 31, 2001	Employer Contributions	Participant Contributions	Benefit Payments	Net Investment Gain (Loss) from Acuity DC Trust (Notes 1, 2 & 3)	Plan Transfers, net	Net Assets Available for Benefits at December 31, 2002
006	Selig Chemical Industries Retirement Plan	$11,699,454	$(444)	$(1,069)	$—	$67,308	$(11,765,249)	$—
007	Acuity Specialty Products 401(k) Plan	130,248,668	2,074,950	5,799,117	(7,867,194)	(13,386,852)	11,752,346	128,621,035
033	Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees	130,079,224	2,596,159	8,912,267	(6,919,228)	(13,267,053)	2,032,303	123,433,672
060	Acuity Brands, Inc. 401(k) Plan for Corporate Employees	2,101,692	116,907	358,779	(348,363)	(209,615)	(2,019,400)	—
067	Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	917,031	58,457	504,488	(65,053)	(99,898)	—	1,315,025
068	Enforcer Products 401(k) Plan	3,567,476	88,745	557,547	(187,994)	(364,674)	—	3,661,100
069	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees	8,483,965	395,209	377,924	(514,912)	(492,318)	—	8,249,868
070	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	14,418,974	540,431	695,432	(1,714,047)	(346,123)	—	13,594,667

	Total	$301,516,484	$5,870,414	$17,204,485	$(17,616,791)	$(28,099,225)	$—	$278,875,367

See accompanying notes.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements

December 31, 2002

1. Description of the Plans

General

The accompanying financial statements of the Acuity Brands, Inc. (the “Company” or “Acuity”) 401(k) and Retirement Plans (the “Plans”) listed in the accompanying financial statements are commingled in the Acuity Brands, Inc. Defined Contribution Plans Master Trust (the “Acuity DC Trust”). The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On November 7, 2001, the board of directors of National Service Industries, Inc. (“NSI”) approved the spin-off of its lighting equipment and chemicals businesses into a separate publicly-traded company with its own management and board of directors. The spin-off was effected on November 30, 2001 through a tax-free distribution (“Distribution” or “Spin-off”) of 100% of the outstanding shares of common stock of Acuity, at that time a wholly-owned subsidiary of NSI owning and operating its lighting equipment and chemicals businesses. Prior to the Spin-off, the Plans were commingled in the National Service Industries, Inc. Defined Contribution Plans Master Trust (the “NSI DC Trust”) with certain other plans sponsored by NSI. Upon completion of the Spin-off, the Plans’ assets were transferred to the Acuity DC Trust (see note 3) from the NSI DC Trust effective November 30, 2001. NSI retained its textile rental and envelope businesses and sponsorship for their related plans.

The Holophane Division of Lithonia Lighting Group Retirement and 401(k) Plan for Hourly Employees (the “Holophane Hourly Plan”) and Holophane Division of Lithonia Lighting Group Retirement and 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement (the “Holophane Hourly Union Plan”) were established effective January 1, 2001 for the benefit of eligible bargained and non-bargained hourly employees of the Holophane Division of the Lithonia Lighting Group of NSI. The Holophane Hourly Plan and Holophane Hourly Union Plan assets were also commingled in the NSI DC Trust at their inception and such assets were transferred to the Acuity DC Trust upon completion of the Spin-off.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

1. Description of the Plans (continued)

General (continued)

NSI sponsored other employee benefit plans that were not commingled in the NSI DC Trust. During 2001, the board of directors of NSI elected to merge certain of these plans into several of the Plans reported on herein as follows: the net assets of the Holophane Division Thrift and Retirement Plan (the “Holophane Thrift Plan”), Metal Optics Division 401(k) Profit Sharing Plan (the “Metal Optics Plan”), and Hydrel/Lithonia Operations 401(k) Retirement Plan (the “Hydrel Plan”) were split between salaried and hourly employees. The fair value of net assets related to the salaried employees of each respective plan were merged into the Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees (formerly Lithonia Lighting Profit Sharing and Retirement Plan for Salaried Employees). The fair value of net assets related to hourly employees of the Holophane Thrift Plan and Metal Optics Plan were merged into the Holophane Division of Lithonia Lighting Group Retirement and 401(k) Plan for Hourly Employees. The fair value of net assets related to the hourly employees of the Hydrel Plan were merged into the Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees (formerly Lithonia Lighting 401(k) Plan for Hourly Employees). The net assets of the Holophane Division Retirement Plan for AFGWU Union Employees, Holophane Division Retirement Plan for IBEW Union Employees, and Holophane Division Retirement Plan for UAW Union Employees (collectively the “Holophane Union Plans”) were merged into the Holophane Division of Lithonia Lighting Group Retirement and 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement. Such contributed funds from merged plans totaled approximately $63,079,000 for the year ended December 31, 2001.

During 2002, two Plan mergers occurred. Effective January 1, 2002, the Selig Chemical Industries Retirement Plan merged into the Acuity Specialty Products 401(k) Plan. Employees of Selig Chemical Industries became eligible to participate in the Acuity Specialty Products 401(k) Plan, in accordance with its terms. Effective December 31, 2002, the Acuity Brands, Inc. 401(k) Plan for Corporate Employees merged into the Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees. Participants of the Acuity Brands, Inc. 401(k) Plan for Corporate Employees became eligible to participate in the Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees, in accordance with its terms.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

1. Description of the Plans (continued)

General (continued)

The name of the Lithonia Lighting 401(k) Plan for Hourly Employees was changed to Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees on January 1, 2002. The plan was also changed to provide for a matching contribution for employees of American Electric Lighting. The name of the Holophane Division of Lithonia Lighting Group Retirement and 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement and the name of the Holophane Division of Lithonia Lighting Group Retirement and 401(k) Plan for Hourly Employees were changed to Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement and Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees, respectively.

Effective February 11, 2002, participants in all of the Plans were permitted to direct the investments of all funds in their respective plan, thereby eliminating the non-participant-directed funds. Employer matching amounts are allocated in accordance with the participant’s current investment elections for elective deferrals.

Additional amendments that were made and entered into during 2002 were adopted to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 as they were applicable to the plans.

Refer to the respective summary plan description or plan agreement for additional information about the Plans’ eligibility, funding, allocation, vesting, and benefit provisions.

Eligibility

Each of the Plans is a defined contribution plan. The Plans cover substantially all salaried, commissioned, union and non-union hourly employees of the Company. Employees have immediate eligibility upon attaining the age requirement, with the exception of Plan 007, which has a six-month waiting period.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

1. Description of the Plans (continued)

Administration

Administration of the Plans is the responsibility of the Company’s investment committee, which is appointed by its board of directors. All administrative expenses of the Plans were paid by the Company during the year ended December 31, 2002.

Plan Termination

Although the Company intends for the Plans to be permanent, the Plans provide that the Company has the right to discontinue contributions or to terminate the Plans at any time. In the event of a plan termination, each respective participant shall be 100% vested in the balance of his/her account and his/her proportionate share of any future adjustments or forfeitures.

Investment in Related Party Common Stock

As of December 31, 2001, approximately 0.3% and 1.7% of the Acuity DC Trust’s net assets were invested in the common stock of NSI and Acuity, respectively. As of December 31, 2002, approximately 0.2% and 2.6% of the Acuity DC Trust’s net assets were invested in the common stock of NSI and Acuity, respectively.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

1. Description of the Plans (continued)

Funding Policy

The basis for determining participant (pre-tax) and employer contributions is as follows:

Plan Name	Participant Contributions*	Employer Contributions*
Selig Chemical Industries Retirement Plan	2% to 15% of compensation	50% of participant contribution up to 6% of compensation.

Acuity Specialty Products 401(k) Plan	1% to 15% of compensation	For non-union employees—50% of participant contribution up to 6% of compensation. For union employees only—5% of net profits plus an amount which represents the same percentage of total annual compensation of all hourly paid Plan participants as the 5% of net profits bears to total annual compensation of salaried and commissioned Plan participants. This amount is multiplied by a fraction representing the relationship between annual compensation of all salaried, commissioned, and nonunion hourly or union qualifying participants to the annual compensation of all qualifying participants. Contributions apply to up to $40,000 of qualifying participant compensation. Additional discretionary contributions are permitted.

Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees	1% to 15% of compensation	50% of participant contribution up to 6% of compensation. Additional profit sharing provision included within plan.

*	Effective January 1, 2002, all plans were amended to permit employees to defer up to 25% of compensation. In addition, all plans were amended to permit employees age 50 or older (or who turned age 50 during 2002) to contribute up to an additional $1,000 as a “catch-up” contribution. This contribution provision was effective July 1, 2002 for the Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees and was effective October 1, 2002 for the Acuity Specialty Products 401(k) Plan.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

1. Description of the Plans (continued)

Plan Name	Participant Contributions*	Employer Contributions*
Acuity Brands, Inc. 401(k) Plan for Corporate Employees	1% to 15% of compensation; 3% for automatic enrollment	50% of participant contribution up to 6% of compensation. Additional discretionary profit sharing permitted.

Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	1% to 15% of compensation	At the Hydrel location only, employees receive a matching contribution equal to 25% for the first 6% of employee deferrals. At the American Electric location, employees receive a matching contribution equal to 50% of the first 6% of employee deferrals. Employees at all other locations participating in the plan do not receive an employer contribution.

Enforcer Products 401(k) Plan	1% to 15% of compensation	Discretionary match and profit sharing contribution.

Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees	1% to 15% of compensation

Employees of Holophane at Pataskala and Utica, Ohio hired on or after December 1, 2001—50% of participant contribution up to 6% of compensation.

All other employees of Holophane—33% of participant contribution up to 6% of compensation, plus a discretionary basic contribution of 5% of annual compensation.

Employees of Metal Optics—50% of participant contribution up to 6% of compensation.

Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	1% to 15% of compensation

IBEW Local 1853—Prior to April 1, 2001, 30% of the first 4% of employee deferrals. Effective April 1, 2001, 30% of the first 5% of compensation.

Additional basic contribution of 4.5% of annual compensation. Employees hired on or after December 16, 2001 will receive a matching contribution of 50% of the first 6% of employee deferrals.

AFGWU Local Nos. 4, 105 and 525—25% of the first 6% of compensation. Additional basic contribution of 5% of annual compensation. Employees hired on or after August 5, 2002 will receive a matching contribution of 50% of the first 6% of employee deferrals. UAW Local 1876—25% of the first 6% of compensation. Additional basic contribution of 4.5% of annual compensation.

*	Effective January 1, 2002, all plans were amended to permit employees to defer up to 25% of compensation. In addition, all plans were amended to permit employees age 50 or older (or who turned age 50 during 2002) to contribute up to an additional $1,000 as a “catch-up” contribution. This contribution provision was effective July 1, 2002 for the Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees, Enforcer Products 401(k) Plan, Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees, Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement, and effective October 1, 2002, for the Acuity Brands, Inc. 401(k) Plan for Corporate Employees.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The accounts of the Plans are maintained by the trustee, AMVESCAP National Trust Company, on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting by application of memorandum entries.

Investments

The investments in the Acuity DC Trust (the “Trust”) are subject to certain administrative guidelines and limitations as to the type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under these guidelines. Investments of the Trust, except for the guaranteed investment contracts (“GICs”), are stated at fair value, as determined by the trustee from quoted market prices. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

GICs are subject to credit risk based on the ability of the issuers to meet interest or principal payments, or both, as they become due. Certain GICs included in the Trust are synthetic; that is, the Trust own/owned certain fixed income securities and the contract issuer provides/provided a “wrapper” that guarantees a fixed rate of return and provides benefit responsiveness. At December 31, 2002 and 2001, the fair values of the underlying assets of the synthetic GICs (as determined from quoted market prices) were $93,501,000 and $74,946,000 respectively, and the values of the related wrapper contracts were $(4,336,487) and $(2,080,973) included in the Acuity DC Trust, respectively.

GICs included in the Trust are fully benefit-responsive and are therefore carried at contract value (cost plus accrued interest) by the Trust in accordance with SOP 94-4, “Reporting of Investment Contracts held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans.” At December 31, 2002 and 2001, contract value approximated fair value. At December 31, 2002 and 2001, the weighted average crediting interest rates, which are reset periodically during the year, were 3.37% and 5.71%, respectively. For the years ended December 31, 2002 and 2001, the annual yields on the GICs held by the Trust were 4.88% and 5.62%, respectively. For certain of the GICs held by the Trust, crediting interest rates may be changed if certain events occur, such as early retirements and plant closings, but in no case are adjusted to a rate less than 0%.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and the differences could be significant.

3. Acuity DC Trust

In conjunction with the Spin-off of the Company from NSI (see Note 1), the assets of the Plans were transferred to the Acuity DC Trust which is a collective investment of the assets of participating employee benefit plans of the Company. Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the trust.

The assets transferred to the Acuity DC Trust were only those of the Plans relating to the lighting equipment and chemicals segments. Those assets relating to the plans of the textile rental and envelope segments remained in the NSI DC Trust.

The fair value or contract value, which approximates fair value, of net assets of the Acuity DC Trust is presented below as of December 31, 2002 and 2001.

	2002	2001
Mutual funds	$106,947,137	$136,333,702
Common/collective trusts	51,872,086	52,185,173
Guaranteed investment contracts	11,412,151	17,118,851
Common stock	7,737,085	7,733,857
Cash equivalents	2,579,606	6,333,378
Accrued investment income	2,410	10,601
Adjustments for pending trades	105,572	324,120
Accrued expenses and other	(45,780)	(111,743)
Corporate debt instruments	12,855,708	15,354,709
U.S. Government securities	8,958,246	17,519,518
103-12 investment entities	71,355,761	41,854,348
Synthetic guaranteed investment contract wrappers	(4,336,487)	(2,080,973)

Net assets	$269,443,495	$292,575,541

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

3. Acuity DC Trust (continued)

Investment results of the Acuity DC Trust for the year ended December 31, 2002 are as follows:

Interest income	$5,610,714
Net appreciation in fair value of common stock	743,986
Net loss from common/collective trust funds	(2,352,841)
Net loss from mutual funds	(32,101,084)

Investment results	$(28,099,225)

4. Income Tax Status

The Plans have received determination letters from the Internal Revenue Service stating that the Plans, as restated and amended, are qualified under Section 401(a) of the Internal Revenue Code (the “Code”). The Plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plans’ qualified status.

5. Nonparticipant-Directed Fund Information

Prior to February 11, 2002, certain Plans provided for nonparticipant-directed funds. Such funds were invested in NSI common stock prior to the Spin-off and Acuity common stock subsequent thereto. The following represents the net assets available for benefits of the nonparticipant-directed portion of the Plans as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, respectively.

Acuity Brands, Inc. Selected 401(k) and Retirement Plans

Notes to Financial Statements (continued)

5. Nonparticipant-Directed Fund Information (continued)

	Acuity Common Stock held by Plan No.
	006	007	060	068
Net Assets, December 31, 2001	$191,650	$2,075,755	$214,316	$84,797
Employer contributions, net of forfeitures	—	415,012	23,447	8,641
Net investment income	28,485	219,300	38,169	13,994
Plan Transfers	(220,135)	20,589	(262,518)	(5,501)
Transfers to Participant-Directed Funds*	—	(2,620,099)	—	(97,179)
Benefits paid to participants	—	(110,557)	(13,414)	(4,752)

Net (decrease) increase	(191,650)	(2,075,755)	(214,316)	(84,797)

Net Assets, December 31, 2002	$—	$—	$—	$—

* Effective February 11, 2002, participants in all of the Plans were permitted to direct the investments of all funds in their respective plan, thereby eliminating the non-participant-directed funds. Employer matching amounts are allocated in accordance with the participant’s current investment elections for elective deferrals.

6. Benefits Payable

The following Plans had benefit payments that were approved for payment, but were not paid until subsequent December 31:

Plan No.	Plan Name	2002	2001
006	Selig Chemical Industries Retirement Plan	$—	$5,297
007	Acuity Specialty Products 401(k) Plan	—	243
033	Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees	633	71,737
067	Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	—	3,916
068	Enforcer Products 401(k) Plan	—	2,443
069	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees	—	24,355

7. Subsequent Events

Effective January 1, 2003, the Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees employer contribution increased from 50% of participant contribution up to 6% of compensation, to 60% of participant contribution up to 6% of compensation. Also, effective January 1, 2003, the profit sharing contribution provision of this plan was eliminated.

Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan

for Salaried Employees

EIN: 58-2632672 Plan No.: 033

Schedule G, Part III—Schedule of Nonexempt Transactions

Year ended December 31, 2002

(a)	(b)	(c)
Identity of Party Involved	Relationship to Plan, Employer, or Other Party- in-Interest	Description of Transactions, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value
Acuity Brands, Inc.	Employer/Plan Sponsor	Contributions of $51,090 for the November 26, 2002 payroll period were remitted January 3, 2003.

Note: The information to be presented in columns (d), (e), (f), (g), (h), (i), or (j) is not applicable.

Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees

EIN: 58-2632672 Plan No.: 067

Schedule G, Part III—Schedule of Nonexempt Transactions

Year ended December 31, 2002

(a)	(b)	(c)
Identity of Party Involved	Relationship to Plan, Employer, or Other Party- in-Interest	Description of Transactions, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value
Acuity Brands, Inc.	Employer/Plan Sponsor	Contributions of $9,576 for the November 26, 2002 payroll period were remitted January 3, 2003.

Note: The information to be presented in columns (d), (e), (f), (g), (h), (i), or (j) is not applicable.

Holophane Division of Acuity Lighting Group

401(k) Plan for Hourly Employees

EIN: 58-2632672 Plan No.: 069

Schedule G, Part III—Schedule of Nonexempt Transactions

Year ended December 31, 2002

(a)	(b)	(c)
Identity of Party Involved	Relationship to Plan, Employer, or Other Party- in-Interest	Description of Transactions, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value
Acuity Brands, Inc.	Employer/Plan Sponsor	Contributions of $1,232 for the November 26, 2002 payroll period were remitted on January 3, 2003.

Note: The information to be presented in columns (d), (e), (f), (g), (h), (i), or (j) is not applicable.

Holophane Division of Acuity Lighting Group

401(k) Plan for Hourly Employees Covered

by a Collective Bargaining Agreement

EIN: 58-2632672 Plan No.: 070

Schedule G, Part III—Schedule of Nonexempt Transactions

Year ended December 31, 2002

(a)	(b)	(c)
Identity of Party Involved	Relationship to Plan, Employer, or Other Party- in-Interest	Description of Transactions, including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value
Acuity Brands, Inc.	Employer/Plan Sponsor	Contributions of $26,706 for the December 1, 2002 payroll period were remitted on May 6, 2003.

Note: The information to be presented in columns (d), (e), (f), (g), (h), (i), or (j) is not applicable.

Selected 401(k) and Retirement Plans

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Plan No.	EIN #	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Selig Chemical Industries Retirement Plan	006	58-2632672	Participant Loans	$—	$—

*	Acuity Specialty Products 401(k) Plan	007	58-2632672	Participant Loans	—	3,924,202

*	Acuity Lighting Group, Inc. Profit Sharing and Retirement Plan for Salaried Employees	033	58-2632672	Participant Loans	—	2,965,504

*	Acuity Brands, Inc. 401(k) Plan for Corporate Employees	060	58-2632672	Participant Loans	—	—

*	Acuity Lighting Group, Inc. 401(k) Plan for Hourly Employees	067	58-2632672	Participant Loans	—	33,004

*	Enforcer Products 401(k) Plan	068	58-2632672	Participant Loans	—	168,051

*	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees	069	58-2632672	Participant Loans	—	832,434

*	Holophane Division of Acuity Lighting Group 401(k) Plan for Hourly Employees Covered by a Collective Bargaining Agreement	070	58-2632672	Participant Loans	—	714,106

	Total				$—	$8,637,301

*	Represents a party in interest.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Ernst & Young LLP, Independent Auditors.